Contact

www.linkedin.com/in/alyssa-hoberer-8a230bb6 (LinkedIn)

Top Skills

Craft Beer
Brewing
Beer

Alyssa Hoberer

CEO at Full Frame Beer
Denver Metropolitan Area

Summary

I am a professional brewer in the Denver area looking to grow my connections who share the same passion for beer, the camaraderie it brings, and the dedication to the industry.

Experience

Full Frame Beer
Chief Executive Officer
January 2024 - Present (11 months)

Lone Tree Brewing Co.
Brewer
2017 - Present (7 years)

Mu Brewery, Inc
Brewer
March 2016 - January 2017 (11 months)
Aurora, CO

Washington park veterinary clinic
Veterinary Technician
August 2015 - August 2016 (1 year 1 month)

Roanoke Animal Hospital
Veterinary Technician
2008 - 2015 (7 years)
Roanoke, Texas

Education

Regis University
Applied Craft Brewing, Brewing Science · (2016 - 2017)

Community College of Aurora

General studies · (2015 - 2016)